UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)

PAXMEDICA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

70424C104

(CUSIP Number)

TardiMed Sciences, LLC

303 South Broadway, Suite 125

Tarrytown, NY 10591

Attn: Michael Derby

Telephone: (201) 645-4765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70424C10

1	NAME OF REPORTING PERSONS TardiMed Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,336,745*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,336,745*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,336,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%*†
14	TYPE OF REPORTING PERSON OO

* See Item 5 for additional information.

† Percentage calculated based upon 11,779,475 shares of common stock, par value $0.0001 per share (the “Common Stock”) outstanding as of September 9, 2022, based on information obtained from the Issuer.

CUSIP No. 70424C10

1	NAME OF REPORTING PERSONS Michael Derby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,697,745*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,697,745*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,697,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%*†
14	TYPE OF REPORTING PERSON IN

* This amount includes 361,000 shares of Common stock issuable upon vesting of restricted stock units. See Item 5 for additional information.

† Percentage calculated based upon 11,779,475 shares of Common Stock outstanding as of September 9, 2022, based on information obtained from the Issuer.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (“Common Stock”), of PaxMedica, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 303 South Broadway, Suite 125, Tarrytown, NY 10591.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed on behalf of TardiMed Sciences LLC, a Connecticut limited liability company (“TardiMed”) and Michael Derby (“Mr. Derby”, and together with TardiMed, the “Reporting Persons”). Mr. Derby is the Managing Partner of TardiMed and has sole voting and dispositive control over the shares of Common Stock held by TardiMed. Mr. Derby has served as the Executive Chairman and as a member of the Board of Directors of the Issuer since its inception. Mr. Derby disclaims beneficial ownership of the securities held by TardiMed, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of his pecuniary interest therein. This statement is a joint filing by the Reporting Persons.

(b) – (c), (f) The Reporting Persons each have their principal offices at 303 South Broadway, Suite 125, Tarrytown, NY 10591. The principal business of TardiMed is to operate a life sciences investment and company creation firm. The principal business of Mr. Derby is to act as the Managing Partner of TardiMed. TardiMed is a Connecticut limited liability company and Mr. Derby is a United States Citizen.

(d) – (e)         During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Series Seed Exchange

Pursuant to an Exchange Agreement, dated August 5, 2022 (the “Exchange Agreement”), among the Issuer and the holders of the Issuer’s Series Seed preferred stock, par value $0.0001 per share (“Series Seed Preferred Stock”), including TardiMed, TardiMed agreed to exchange (the “Series Seed Exchange”) all of the shares of outstanding Series Seed Preferred Stock that it held, which such Reporting Person purchased from the Issuer in prior transactions, into an aggregate of 1,465,847 shares of Common Stock immediately prior to the effectiveness of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-239676), that was declared effective by the SEC on August 12, 2022 (the “Registration Statement”). On August 12, 2022, all of the shares of Series Seed Preferred Stock held by TardiMed were automatically exchanged for an aggregate of 1,465,847 shares of Common Stock.

On August 30, 2022, in connection with the closing of the IPO, TardiMed purchased 95,000 shares of Common Stock for an aggregate purchase price of $498,750 (or $5.25 per share of Common Stock).

The sources of funds used for the above described purchases was the working capital of such Reporting Person or their affiliates. None of the funds used in connection with such purchases were borrowed by such Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

As noted above, Mr. Derby has served as the Executive Chairman and as a member of the Board of Directors of the Issuer since its inception. In his capacity as the Executive Chairman, Mr. Derby is entitled to receive cash and/or equity compensation as pursuant to the Issuer’s director compensation programs as may be in effect from time to time.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b) As of the date of this filing, TardiMed beneficially owns 7,336,745 shares of Common Stock. For purposes of Rule 13d-3 under the Exchange Act, TardiMed may be deemed to beneficially own 62.3% of the Common Stock deemed issued and outstanding. As of the date of this filing, the amount of shares of Common Stock that Mr. Derby beneficially owns includes (ii) the 7,336,745 shares of Common Stock that TardiMed beneficially owns and (ii) 361,000 shares of Common Stock issuable upon vesting of restricted stock units that vest as described in the Registration Statement. For purposes of Rule 13d-3 under the Exchange Act, Mr. Derby may be deemed to beneficially own 63.4% of the Common Stock deemed issued and outstanding.

(C)       Except as disclosed herein, the Reporting Persons have not effected any transactions during the past sixty (60) days in any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Series Seed Exchange

As described in Item 3 above, pursuant to the Exchange Agreement, on August 12, 2022 TardiMed exchanged all of the shares of outstanding Series Seed Preferred Stock that it held into an aggregate of 1,465,847 shares of Common Stock.

Lock-Up Agreement

In connection with the IPO, each of TardiMed and Mr. Derby has entered into a lock-up agreement, pursuant to which each such person agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date the Common Stock begins trading on the Nasdaq Capital Market. The foregoing restriction does not apply to the securities of the Issuer acquired in or following the IPO. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Indemnification Agreement

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Derby. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Derby for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Derby in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated September 9, 2022, between the Reporting Persons.

2.	Form of Lock-Up Agreement (included as Exhibit B to the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement and incorporated herein by reference).

3.	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.1 to the Registration Statement and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2022

TARDIMED SCIENCES LLC

By:	/s/ Michael Derby
Name:	Michael Derby
Title:	Managing Partner

/s/ Michael Derby
Michael Derby